

Mail Stop 3030

May 13, 2009

Via U.S. Mail and Facsimile 508-650-8838

Sam R. Leno
Executive Vice President – Finance and Information Systems and
 Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

> **Re: Boston Scientific Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-11083**

Dear Mr. Leno:

We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 39

Critical Accounting Policies and Estimates, page 65

1.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please tell us and, in future filings,
        consider disclosing the following:

        a.   The reporting unit level at which you test goodwill for impairment and
                your basis for that determination.
        b.   Each of the valuation methodologies used to value goodwill (if multiple
                approaches are used), including sufficient information to enable a reader
                to understand how each of the methods used differ, the assumed benefits
                of a valuation prepared under each method, and why management selected
                these methods as being the most meaningful for the company in preparing
                the goodwill impairment analyses.
        c.   How you weight each of the methods used including the basis for that
                weighting (if multiple approaches are used).
        d.   A qualitative and quantitative description of the material assumptions used
                and a sensitivity analysis of those assumptions based upon reasonably
                likely changes.
        e.   If applicable, how the assumptions and methodologies used for valuing
                goodwill in the current year have changed since the prior year highlighting
                the impact of any changes.

Financial Statements, page 75

Consolidated Statements of Operations, page 76

2.   In future filings please present the aggregate amount of goodwill impairment
        losses as a separate line item in your consolidated statements of operations and
        the aggregate amount of your goodwill as a separate line item in your
        consolidated balance sheet, consistent with paragraph 43 of SFAS 142.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant